UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

                        (Amendment No. 11)

            Under the Securities Exchange Act of 1934


              National Discount Brokers Group, Inc.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                           635646-10-2
                         (CUSIP Number)

                        Peter R. Kellogg
                   c/o Spear, Leeds & Kellogg
                          120 Broadway
                    New York, New York 10271
                         (212) 433-7000
          (Name, address and telephone number of person
        authorized to receive notices and communications)

                        November 21, 2000
     (Date of event which requires filing of this statement)











                 (Continued on following pages)
                        Page 1 of 4 Pages

Cusip No. 635646-10-2                                   Page 2
_____________________________________________________

1. NAME OF REPORTING PERSON Peter R. Kellogg

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
_____________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a)
                            (b)
_____________________________________________________
3. SEC USE ONLY
_____________________________________________________
4. SOURCE AND AMOUNT OF FUNDS  PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E) N/A
_____________________________________________________
6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA_______________________________________________

Number of      7. SOLE VOTING POWER

Shares         _______0 Shares     __________________
               8. SHARED VOTING POWER
Beneficially
               _______0 Shares          _____________
Owned by Each  9. SOLE DISPOSITIVE POWER

Reporting      _______0 Shares_______________________
               10.SHARED DISPOSITIVE POWER
Person With
______________________0 Shares               ________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 Shares
___________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                                    ?
_________       ____________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
_0%       ___________________________________________________
14.  TYPE OF REPORTING PERSON
                IN__________________________________________


Cusip No. 635646-10-2                                   Page 3

                STATEMENT PURSUANT TO RULE 13d-1
              OF THE GENERAL RULES AND REGULATIONS
      UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

     This Amendment No. 11 dated as of November 22, 2000 (this "Amendment", to a Schedule 13D filed by Peter R. Kellogg (as previously amended, the "Schedule 13D", relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of National Discount Brokers Group, Inc. (the "Issuer") and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Terms used and not defined herein have the meanings ascribed to them in said Schedule 13D.

     The response to Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

Item 5. Interest in Securities of the Issuer
In connection with the tender offer by Deutsche Acquisition Corp. ("DAC"), a wholly owned subsidiary of Deutsche Bank AG, to acquire all of the outstanding shares of Common Stock of the Company at a price per shares of $49.00, Mr. Kellogg, in his individual capacity and on behalf of certain entities that he controls, validly tendered to DAC an aggregate of 2,929,147 shares of Common Stock (the "Tendered Shares"), thereby reducing the aggregate amount of Common Stock that he beneficially owns to 0 shares of Common Stock. [The Tendered Shares were accepted by DAC as of Midnight, New York City time on November 21, 2000, pursuant to the terms and conditions set forth in the Offer to Purchase, dated October 24, 2000 (as amended), which was filed with the Securities and Exchange Commission by DAC and mailed to stockholders of the Company.] From and after the effective time of this sale, Mr. Kellogg is not the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Company, and therefore is no longer required to file a Statement on Schedule 13D with respect to the Common Stock of the Company pursuant to Rule 13d-1 of the Exchange Act.
Cusip No. 635646-10-2                                   Page 4


                            SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fourth in this Statement is true, complete and correct.


Dated:  November 30, 2000               Peter R. Kellogg
                                        Peter R. Kellogg